Exhibit 99.2

GERDAU S.A.

Consolidated financial information

as of December 31, 2004, 2003 and 2002

prepared in accordance with generally accepted

accounting principles in United States (US GAAP)

(Unaudited)

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

as of December 31, 2004 and 2003

(in thousands of U.S. Dollars, except number of shares)

(Unaudited)

ASSETS

	2004	2003

Current assets
Cash and cash equivalents	329,763	92,504
Restricted cash	6,063	1,935
Short-term investments	417,397	236,137
Trade accounts receivable, net	848,490	465,857
Inventories	1,594,476	797,961
Unrealized gains on derivatives	—	9,599
Deferred income taxes	82,829	49,451
Tax credits	80,559	37,953
Prepaid expenses	22,320	21,859
Other	53,528	46,576
Total current assets	3,435,425	1,759,832

Non-current assets
Property, plant and equipment, net	2,851,745	2,304,158
Deferred income taxes	187,240	231,306
Judicial deposits	42,554	66,121
Unrealized gains on derivatives	—	86
Equity investments	190,369	153,555
Investments at cost	6,640	23,854
Goodwill	141,463	119,531
Prepaid pension cost	53,276	35,253
Advance payment for acquisition of investment in Colombia	68,500	—
Other	80,653	77,138
Total assets	7,057,865	4,770,834

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

as of December 31, 2004 and 2003

(in thousands of U.S. Dollars, except number of shares)

(Unaudited)

LIABILITIES

	2004	2003
Current liabilities
Short-term debt and current portion of long-term debt	676,213	798,496
Debentures	1,125	1,048
Trade accounts payable	697,166	372,518
Income taxes payable	72,375	27,790
Unrealized losses on derivatives	12,470	29,582
Deferred income taxes	14,496	7,286
Payroll and related liabilities	88,999	54,478
Dividends (interest on equity) payable	3,609	53,202
Taxes payable, other than income taxes	58,749	26,482
Accrued acquisition costs	51,790	—
Other	114,842	88,280
Total current liabilities	1,791,834	1,459,162

Non-current liabilities
Long-term debt, less current portion	1,336,141	1,132,429
Debentures	345,116	155,420
Deferred income taxes	80,542	72,125
Accrued pension and other post-retirement benefits obligation	123,750	108,679
Provision for contingencies	87,718	102,060
Taxes payable in installments	25,594	3,642
Unrealized losses on derivatives	13,658	11,445
Other	71,451	57,812
Total non-current liabilities	2,083,970	1,643,612

Total liabilities	3,875,804	3,102,774

Commitments and contingencies

Minority interest	659,476	264,997

SHAREHOLDERS’ EQUITY

Preferred shares - no par value
193,771,574 shares issued at December 31, 2003 and 2004, after giving, at December 31, 2003, retroactive effect to the stock bonus approved on April 29, 2004	1,016,846	653,344
Common shares - no par value
102,936,448 shares issued at December 31, 2003 and 2004, after giving, at December 31, 2003, retroactive effect to the stock bonus approved on April 29, 2004	522,358	329,257
Additional paid-in capital	3,743	3,271
Treasury stock - 1,573,200 and 690,000 preferred shares at December 31, 2004 and 2003, respectively, after giving, at December 31, 2003, retroactive effect to the stock bonus approved on April 29, 2004	(15,256)	(5,920)
Legal reserve	122,813	63,834
Retained earnings	1,565,112	1,161,527
Cumulative other comprehensive loss
—Foreign currency translation adjustment	(668,426)	(790,731)
—Additional minimum pension liability	(24,605)	(11,519)
Total shareholders’ equity	2,522,585	1,403,063

Total liabilities and shareholders’ equity	7,057,865	4,770,834

GERDAU S.A.

CONSOLIDATED STATEMENTS OF INCOME

for the years ended December 31, 2004, 2003 and 2002

(in thousands of U.S. Dollars, except number of shares and per share amounts)

(Unaudited)

	2004	2003	2002

Sales	7,801,373	5,033,472	3,664,920
Less: Federal and state excise taxes	(725,105)	(414,198)	(344,654)
Less: Discounts	(109,498)	(88,305)	(55,340)

Net sales	6,966,770	4,530,969	3,264,926
Cost of sales	(4,843,527)	(3,445,564)	(2,349,636)

Gross profit	2,123,243	1,085,405	915,290
Sales and marketing expenses	(154,558)	(146,388)	(112,645)
General and administrative expenses	(359,823)	(241,854)	(221,895)
Other operating income (expenses), net	30,317	(824)	(18,178)

Operating income	1,639,179	696,339	562,572
Financial expenses	(174,554)	(338,696)	(351,235)
Financial income	86,957	62,036	100,350
Foreign exchange gains and losses, net	30,806	162,190	(131,684)
Gains and losses on derivatives, net	1,155	(78,257)	58,772
Equity in earnings of unconsolidated companies, net	140,301	22,062	(10,057)
Gain on Gerdau Ameristeel investment	2,742	—	—

Income before taxes on income and minority interest	1,726,586	525,674	228,718

Provision for taxes on income
Current	(341,511)	(87,812)	(27,065)
Deferred	(68,007)	121,925	20,507
	(409,518)	34,113	(6,558)

Income before minority interest	1,317,068	559,787	222,160

Minority interest	(158,710)	(49,623)	9,667

Net income	1,158,358	510,164	231,827

Per share data (in US$)
Basic earnings per share
Preferred	3.92	1.72	0.78
Common	3.92	1.72	0.78

Diluted earnings per share
Preferred	3.91	1.72	0.78
Common	3.91	1.72	0.78

Number of weighted-average common shares outstanding after giving retroactive effect to stock bonus – Basic and diluted	102,936,448	102,936,448	102,686,166

Number of weighted-average preferred shares outstanding after giving retroactive effect to stock bonus – Basic	192,251,082	193,742,824	193,307,254

Number of weighted-average preferred shares outstanding after giving retroactive effect to stock bonus – Diluted	193,228,199	194,047,622	193,307,254